Mail Stop 3561

July 10, 2007

Mr. Peter K. Nelson
President and CFO
Desert Mining, Inc.
4328 Hwy. 66
Longmont, CO 80504

Re: **Desert Mining, Inc.**
       Form 10-KSB/A for the Fiscal Year Ended December 31, 2005
       Form 10-KSB for the Fiscal Year Ended December 31, 2006
       File No. 000-32123

Dear Mr. Nelson:

        We have reviewed your supplemental response dated January 10, 2007 and have
the following comments. Where indicated, we think you should amend your filing in
response to these comments. If you disagree, we will consider your explanation as to
why our comment is inapplicable or a revision is unnecessary. Please be as detailed as
necessary in your explanation. In some of our comments, we may ask you to provide us
with information so we may better understand your disclosure. After reviewing this
information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

10-KSB for Fiscal Year ended December 31, 2006

Item 8A – Controls and Procedures, page 7

1. Given that your financial statements have been restated, please tell us how you
    evaluated the effect of the restatements on your conclusions regarding the
    effectiveness of your disclosure controls and procedures, and revise your
    disclosures as appropriate.

Financial Statements

Audit Report, page F-1

2. We note that the auditor's report refers to the restatement of the previously filed financial statements, but does not appear to have been redated or dual-dated as a result of the restatement(s). It would appear that additional audit work would have been required to support the revisions made to the financial statements. Please discuss with your auditor and request them to revise the report accordingly.

Note 10 – Correction of Errors, page F-12

3. Please revise to provide the disclosures required by paragraph 26 of SFAS 154, including the effect of the error correction(s) on each financial statement line item and any per share amounts affected for each period presented, and the cumulative effect of the change on retained earnings or other appropriate components of equity as of the beginning of the earliest period presented. Please ensure that the effect of each error is discussed individually.

10-KSB/A for Fiscal Year ended December 31, 2005

4. Please revise your disclosures to address each of the matters noted above with respect to the 10-KSB/A for the year ended December 31, 2006, including the impact of the restatements on your conclusions regarding the effectiveness of disclosure controls and procedures, the restatement disclosures required by SFAS 154, and the need to redate or dual-date the independent auditor's report.

1934 Exchange Act Filings

5. We note that you have filed amended 10-KSB reports for the years ended December 31, 2006 and 2005, but have not filed amended 10-QSB reports for the quarterly periods that were affected by the restatements. Please tell us when you expect to file amended quarterly reports covering each affected period. Note that any amended periodic reports should be revised as appropriate to provide the restatement disclosures required by SFAS 154, and to address the impact of the restatements on your conclusions regarding the effectiveness of your disclosure controls and procedures.

6. We note that no filing was made under Item 4.02 of Form 8-K relating to the restatements of the previously filed financial statements. Given the materiality of the restatements, it would appear that an Item 4.02 8-K filing would be required. Please file the Item 4.02 Form 8-K, including the required disclosures for each affected annual and quarterly period, or tell us why you believe that no Item 4.02

filing is required.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Blaise Rhodes at (202) 551-3774 or Carlton Tartar at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies